Exhibit (g)(2)

FREQUENTLY ASKED QUESTIONS

REGARDING TYCO ELECTRONICS AND ADC

FOR INTERNAL USE ONLY

August 6, 2010

People, Products & Locations

1.          Tyco Electronics currently does not have a services organization. Where will ADC’s Professional Services business fit into the new company?

Tyco Electronics has stated that ADC’s professional services (APS) business is an important value proposition to one of the most important carrier customers in the world and believes that APS has an effective formula for serving customers now.

2.          In many locations around ADC, there is significant uncertainty around what the planned acquisition represents to our people and operations. When will we know more details?

We are sensitive to the level of uncertainty some employees may be feeling, but are asking for your patience as it takes time to initiate and execute a comprehensive and thoughtful integration planning process of this magnitude. We are committed to sharing more information and details as soon as it is feasible and appropriate to do so.

Benefits & Compensation

3.          I received a package of printed materials detailing the tender offer by Tyco Electronics to acquire ADC Telecommunications, Inc. Who should I contact if I have questions about these materials?

Packages containing documents (including Tyco Electronics’ Tender Offer Statement and ADC’s Recommendation Statement) relating to the Tender Offer by Tyco Electronics to acquire ADC Telecommunications, Inc. have begun to arrive at our shareowners’ homes.  These are the legal documents detailing the transaction in combination with a variety legal disclosures. The packages allow 401(k) participants and/or ADC shareowners to make a decision regarding the tendering of their ADC shares to TE.  These packages may come from one or more of several sources:

•    If an employee is a participant in the ADC Retirement Savings (401(k)) Plan and has invested in the ADC Stock Fund, the tender offer materials were sent by Wells Fargo, ADC’s retirement plan record keeper.

•   If an employee has received a stock grant that has vested and is currently being held by Computershare, ADC’s stock transfer agent, the tender offer materials were sent by Mellon investor Services LLC, the depositary for the tender offer.

•    If an employee has moved shares from Computershare to a broker (e.g., E*Trade, Piper, Merrill, etc.), the tender offer materials were sent by that broker.  If an employee does business with more than one broker, several packages of tender offer materials may be delivered to the employee.

These documents are related to TE’s tender offer to ADC’s shareowners.  Shareowners may elect whether to tender all, some or none of their ADC holdings to TE.  Employees with questions regarding the tender offer or the tender offer materials, may contact the information agent for the tender offer - Innisfree M&A Incorporated.  Their toll free number is 1-888-750-5834.

Organization & Leadership

4.          Tyco Electronics has been divesting non-strategic business units. How does ADC fit into Tyco Electronics’ core competencies?

As a global provider of network infrastructure solutions for service providers and enterprises, TE has stated that ADC’s capabilities are well matched with TE’s Network Solutions business unit’s core competency of network connectivity solutions for service providers and enterprises.

What Happens Next?

5.     What are the risks that could prevent this transaction from closing?

The transaction is subject to customary closing conditions. Among others, these include the requirement that more than 50 percent of ADC’s shares are tendered to TE and that anti-trust clearance is received in the United States and other jurisdictions around the world. TE and ADC have stated that they anticipate the closing will occur in the fourth quarter of the current calendar year.

6.     What is the anticipated timeline to complete the integration efforts?

During the town hall meeting on July 14, Cuong Do, SVP of Strategy and Business Development for TE stated that TE hopes to provide answers to ADC employees as to their status with the combined company within 30 days of the closing of the transaction.  Mr. Do also stated at this meeting that if there are changes to this timeline, TE is committed to providing employees with updated communications as soon as reasonably possible.

MORE INFORMATION AND WHERE TO FIND IT

This Q&A is not a recommendation or solicitation with respect to the tender offer to be commenced by Tyco Electronics Ltd. (“TE”) for all of the outstanding shares of the common stock of ADC Telecommunications, Inc. (“ADC”). TE has mailed to ADC shareowners an offer to purchase and related materials and ADC has mailed to ADC shareowners a solicitation/recommendation statement with respect to the tender offer. TE has filed its offer to purchase, as the same has been and may be amended, with the Securities and Exchange Commission (the “SEC”) on Schedule TO and ADC has filed its solicitation/recommendation statement, as the same has been and may be amended, with the SEC on Schedule 14D-9.  ADC security holders are urged to read these materials carefully since they contain important information, including the terms and conditions of the offer. Investors and ADC security holders may obtain a free copy of these materials and other documents filed by TE or ADC with the SEC at the website maintained by the SEC at www.sec.gov. The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO and the Schedule 14D-9 may also be obtained for free by contacting the information agent for the tender offer, Innisfree M&A Incorporated at 1-888-750-5834, or by contacting ADC’s Investor Relations Department at (952) 917-2507.